Exhibit 99.1

Guardforce AI Expands Applications of Robotics Solutions

~ Rollout of Additional Features for Robots Powered by Intelligent Cloud Platform Initiated in Macau ~

NEW YORK, April 5, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, today announced it has begun to roll out additional features for its Intelligent Cloud Platform (“ICP”) powered robots in Macau. This expansion increases the usability and application of its robots while creating new revenue and partnership opportunities with advertisers and marketing vendors.

On the Company’s new expansion, Terence Yap, Chairman of Guardforce AI, commented, “At Guardforce AI, we are continuously and consistently focused on innovation and improvement. Our initial rollout of our ICP powered robots in Macau is a testament to our commitment and an important part of our ethos of ‘one machine, multi-revenue streams.’ Macau is expected to be one of the preferred destinations for meetings, incentives, conventions, and exhibitions, making it an ideal market to test our latest technology and drive additional revenue opportunities for advertisers and marketers going forward.”

Guardforce AI’s robots are ideal for displaying advertisements as most deployments are concentrated within indoor facilities and entrances, with high visibility upon immediate entrance into the facility. The large screen displays on the robots provide increased advertising opportunities for Guardforce AI’s clients. Through the ICP, we have upgraded our robot’s displays with the capability to display static and multi-media videos. As the displays are completely customizable and can be managed remotely, they are highly suitable for retail and corporate advertisers. As of March 31, 2022, Guardforce AI had more than 200 robots deployed in Macau.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com